
07006342

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
APR 1 3 2007
WASH. D.C. 210 SECTION

SEC FILE NUMBER
8-43940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CRT Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive
(No. and Street)

Stamford	**CT**	**06902**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mark Merritt **(203) 569-4570**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Christopher Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of CRT Capital Group LLC (the "Company"), as of December 31, 2006 is true and correct. I further swear (or affirm) that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



J. Christopher Young
Managing Member CRT Capital Holdings LLC,
Parent to CRT Capital Group LLC



Notary Public ROBERTA RYAN
Notary Public
State of Connecticut
My Commission Expires June 30.2010

This report contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Members' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( ) (o) Independent auditor's report on internal control.
( ) (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

CRT Capital Group LLC

Statement of Financial Condition

December 31, 2006

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Managing Members of
CRT Capital Group LLC

We have audited the accompanying statement of financial condition of CRT Capital Group LLC (the "Company"), as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of CRT Capital Group LLC at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

April 5, 2007

CRT Capital Group LLC

Statement of Financial Condition

	December 31, 2006
Assets	
Cash	$ 41,473,256
Due from clearing organization	3,475,483
Securities owned, pledged to clearing organization, at fair value	218,820,143
Furniture, equipment and leasehold improvements – net	4,211,254
Debt issuance costs	24,057
Other assets	5,648,940
Total assets	$ 273,653,133
Liabilities and members' capital	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 71,426,819
Other liabilities and accrued expenses	32,437,144
Payable to clearing organization	81,820,512
	185,684,475
Subordinated borrowings	10,750,000
Members' capital	77,218,658
Total liabilities and members' capital	$ 273,653,133

See accompanying notes.

CRT Capital Group LLC

Notes to the Statement of Financial Condition

December 31, 2006

1. Organization

CRT Capital Group LLC (the "Company") is a Connecticut limited liability company that was organized pursuant to an operating agreement that expires on December 31, 2054. The Company is a broker-dealer and investment banking firm. As a part of its broker-dealer operations, the Company provides in-depth research and sales and trading coverage to a wide range of, primarily, financial institutions. The Company trades public bonds, convertible securities, equities, options and warrants, bank debt and private placements. The Company is a market maker in certain stocks and is involved as an agent or riskless principal in other securities transactions. The investment banking group provides advisory merger and acquisition, new issuance and restructuring services to corporations.

In November 2005, the Company acquired Pine Street Advisors LLC (a registered investment adviser under the Investment Advisers Act of 1940 and a member of the National Futures Association) and PS Institutional LLC (collectively the "subsidiaries"), both advisors to fund-of-funds investments. These subsidiaries are wholly owned subsidiaries of the Company. On December 30, 2006, the Company reorganized and transferred significantly all its ownership to the Company's newly created parent company, CRT Capital Holdings LLC (Note 11). Simultaneously, the Company reorganized its subsidiaries into an affiliate, Harbor Drive Asset Management LLC, a wholly-owned subsidiary of CRT Capital Holdings LLC.

The Company is registered with the Securities and Exchange Commission ("SEC") as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD"), the Pacific Exchange and the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

On December 30, 2006, the Company reorganized and dissociated its wholly owned subsidiaries into an affiliate, apart from the broker-dealer (Note 1). Accordingly, the Statement of Financial Condition does not include amounts for its former subsidiaries. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of service, including principal transactions, agency transactions, investment banking and research.

Cash

Generally all of the cash balance is held as collateral under margin agreements with the Company's clearing organization, prime brokers and other contracted counter-parties.

Securities

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. "Securities owned" and "Securities sold, not yet purchased" are held principally for trading in the near term with the objective of generating profits on short-term differences in price and are recorded on the trade date at, respectively, purchase cost or sales proceeds. The Company's trading securities are held as collateral under margin agreements with the Company's clearing organization, prime brokers and other contracted counter-parties.

2. Summary of Significant Accounting Policies (continued)

Marketable securities are valued using quoted market prices and not readily marketable securities are valued at fair value as determined by management. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the Statement of Financial Condition.

Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, at estimated fair value as determined by management. Market values for exchange-traded derivatives, principally certain options, are based on quoted market prices. Estimated fair values for over-the-counter derivative financial instruments, principally options and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps and purchased options. The Company does not apply hedge accounting as defined in Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, as all financial instruments are marked to market. Therefore, certain disclosures required by this statement are generally not applicable with respect to these financial instruments.

Fair values of swaps and options contracts are recorded in "Securities owned" or "Securities sold, not yet purchased," as appropriate.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

2. Summary of Significant Accounting Policies (continued)

Clearance Arrangements

Pursuant to an agreement between the Company and its clearing organization, securities transactions of customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System as all customer accounts, as defined by such rules, are carried by the clearing organization. The Company maintains proprietary accounts of introducing brokers ("PAIB") agreements with its clearing organization, prime broker and relevant counterparties in order for it to receive allowable asset treatment for proprietary assets held at those institutions.

Depreciation and Amortization

Office equipment is depreciated using the straight-line method over a useful life of two to six years. Furniture and fixtures and leasehold improvements are depreciated using the straight-line method over a useful life of the lesser of five years or the expected life of the lease.

Income Taxes

The Company is a limited liability company that is treated as a partnership for U.S. tax purposes. As such, it is generally not subject to Federal or State income taxes as taxable income, losses, and deductions flow through to the members.

Members' Capital

Contributions of capital are recognized when received. Distributions of capital are recognized when paid or when the Company has received notice of disassociation from the Member. Capital of a disassociated Member, which has not been paid by the Company by December 31, 2006, has been reclassified to other liabilities and accrued expenses on the Statement of Financial Condition. All withdrawals and contributions of capital for the year ended 2006 were in cash.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. The significant estimates included in the accompanying Statement of Financial Condition include estimated fair values of certain securities, financial instruments and certain receivables. Securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risks associated with securities, it is reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Financial Condition.

3. Due From and Payable To Clearing Organization

Included in the "Due from clearing organization" and "Payable to clearing organization" are unsettled proprietary trades and amounts due to the clearing broker for collateralized financing of proprietary positions. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements. The interest rate for such short-term financing during 2006 ranged from 5% to 6%.

4. Securities Owned and Securities Sold, Not Yet Purchased

"Securities owned" and "Securities sold, not yet purchased," consist of trading securities at fair values as follows:

	December 31, 2006	
	Owned	Sold, not yet purchased
Corporate bonds, debentures and notes	$ 79,322,751	$ 43,763,036
Corporate stocks	123,076,637	24,631,504
Derivative financial instruments	1,375,874	2,014,669
Sovereign debt	15,044,881	1,017,610
Total	$ 218,820,143	$ 71,426,819

5. Furniture, Equipment and Leasehold Improvements

"Furniture, equipment and leasehold improvements–net" consist of the following:

	December 31, 2006
Furniture and fixtures	$ 657,978
Office equipment	3,125,932
Leasehold improvements	4,800,020
Leased property under capital leases (Note 6)	2,290,365
Total, at cost	10,874,295
Accumulated depreciation and amortization	(6,663,041)
Total – net	$ 4,211,254

6. Capital Lease

Leased property under capital lease by major fixed asset classification is as follows:

		December 31, 2006
Furniture and fixtures	$	502,448
Office equipment		1,787,917
Total, at cost		2,290,365
Accumulated depreciation		(1,492,471)
Total – net	$	797,894

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2006. The present value of the minimum lease payments is included in "Other liabilities and accrued expenses" in the accompanying Statement of Financial Condition.

Years ending December 31,		
2007	$	547,992
2008		433,328
Total minimum lease payments		981,320
Less – amount representing interest		(183,426)
Present value of net minimum lease payments	$	797,894

7. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of Minimum Net Capital and a Ratio of Aggregate Indebtedness to Net Capital, both as defined. Under this rule, a registered broker-dealer may be required to reduce its business if its net capital falls below 120% of its Minimum Net Capital. Violation of the Minimum Net Capital requirement may prohibit a registered broker-dealer from engaging in any securities transactions. Additionally, a registered broker-dealer's Ratio of Aggregate Indebtedness to Net Capital (Net capital ratio) shall not exceed 15 to 1.

7. Net Capital (continued)

In its normal course of business, the Company's trading strategies invest in securities that are required to be classified for regulatory net capital purposes as not readily marketable and are included in non-allowable assets on the Company's filings with the SEC and NASD. Such investments may include bankruptcy claims, corporate bonds for which the issuer is in default of their interest obligation, and certain derivative instruments. While other items comprise non-allowable assets, not readily marketable securities are a significant portion of this classification. The total of all non-allowable assets held by the Company and other deductions at December 31, 2006 were $30,433,792.

The Company's net capital information is as follows:

	December 31, 2006
Minimum Net Capital requirement ($2,715,000 for 2006, $1,972,500 for 2005, or 6 2/3 % of aggregate indebtedness, whichever is greater)	$ 2,715,000
Net capital	$ 28,931,715
Net capital ratio	.66 to 1

8. Benefit Plans

The Company maintains a profit sharing and 401(k) plan (the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary profit sharing contributions by the Company and voluntary contributions by the participants not to exceed $44,000 for the year ended December 31, 2006.

9. Commitments and Contingencies

Operating Leases

As of December 31, 2006, the minimum total rental commitments under non-cancelable leases for office space and equipment are as follows:

Years ending December 31,	
2007	$ 1,636,144
2008	527,364
2009	35,233
2010	35,857
2011	21,132
Later years	0
Total	$ 2,255,730

Litigation

The Company may from time to time be the subject of claims or named as a defendant in various legal actions. Management does not expect the Company to incur any material liability by reason of any such actions pending at the date hereof, nor does it expect that any such actions pending at the date hereof will have a material adverse effect on the Company's liquidity.

10. Subordinated Borrowings

In 2002 the Company issued 14% subordinated notes that are due on March 31, 2007. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Additionally, the subordinated borrowing agreement requires the Company to be in compliance with certain affirmative and negative covenants to prevent an acceleration of payments or an event of default which would cause the subordinated borrowings to come due. The Company is required to make assertions to the subordinated lenders that they are in compliance with those covenants. As of December 31, 2006 and on a quarterly basis, the Company has made assertions that the Company is in compliance with the covenants.

11. Members' Capital

The Company allows certain current and former employees (collectively, "CRT Principals LLC") and strategic partners (collectively, "Subordinated Membership Participation Interests", "CRT Investors LLC" and "Savannah Investors LLC") to make investments in the Company and receive fixed preferential returns, if earned, and variable performance based returns. Members' Capital is comprised of the following:

	December 31, 2006
CRT Capital Holdings LLC	$ 77,037,095
Subordinated Participating Membership Interests	181,563
	$ 77,218,658

As part of the reorganization on December 30, 2006 (Note 1), all the current and former employees' and strategic partners' capital interests (with the exception of Subordinated Participating Membership Interests) were moved to the Company's parent, CRT Capital Holdings LLC. Consequently, CRT Capital Holdings LLC and Subordinated Participating Membership Interests are the only holders of equity capital as of December 31, 2006.

12. Financial Instruments With Off-Balance Sheet Credit Risk

Included in "Securities owned, pledged to clearing organization, at fair value" and "Securities sold, not yet purchased, at fair value" are derivative financial instruments.

As a securities broker, the Company is engaged in the buying and selling of securities for a diverse group of, principally, corporations and institutional investors. The Company's transactions are executed with and on behalf of institutions, including other brokers and dealers, commercial insurance companies, commercial banks, pension plans and funds, hedge funds and other financial and non-financial institutions. The Company introduces these transactions for clearance to its clearing organization on a fully disclosed basis.

The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to the nonperformance of its customers. The Company seeks to control the risk associated with nonperformance by monitoring its customer activity through the review of information it receives from its clearing organization on a daily basis. Open securities transactions at December 31, 2006 were subsequently cleared by the delivery of the related securities or payment to the counterparty.

12. Financial Instruments With Off-Balance Sheet Credit Risk (continued)

The Company enters into various transactions involving derivatives and other financial instruments such as exchange-traded and over-the-counter options, securities purchased and sold on a when-issued basis (when-issued securities) and credit default and interest rate swaps. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument when, as and if it is issued. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Credit default swaps exchange credit risk in lieu of a fee. As a buyer of credit protection, the Company would pay a fixed fee and, in an event of default by the referenced issuer, deliver the referenced asset in the swap contract (generally a bond of the defaulted issuer). As a seller of protection, the Company would receive a fixed fee and, in an event of default by the referenced issuer, receive the referenced asset in the swap contract. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these swap instruments are reflective of volume and activity and do not necessarily reflect the amounts at risk. The credit risk for options, swaps, and when-issued securities is limited to the unrealized gains recorded in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company has sold securities that it did not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2006 at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2006.

12. Financial Instruments With Off-Balance Sheet Credit Risk (continued)

As of December 31, the gross contractual or notional amounts of derivative financial instruments used for trading purposes are as follows:

(amounts in millions)	Notional or Contractual Amount 2006
Credit Default Swaps	$ 72
Interest Rate Swaps	33
Options	55
Indices	--

13. New Accounting Standards

In May 2005, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections – a Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). The pronouncement requires that all voluntary changes in accounting principle be reported by retrospectively applying the principle to all prior periods that are presented in the Statement of Financial Condition. The company adopted the provisions of SFAS No. 154 on January 1, 2006, as required. The adoption of SFAS No. 154 did not have a material impact on the Company's Statement of Financial Condition.

In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)" ("FSP FIN 46(R)-6"). FSP FIN 46(R)-6 addresses the application of FIN 46(R), "Consolidation of Variable Interest Entities," in determining whether certain contracts or arrangements with a variable interest entity ("VIE") are variable interests by requiring companies to base their evaluation on an analysis of the VIE's purpose and design, rather than their legal form or accounting classification. The Company is currently evaluating the impact that the adoption of FSP FIN 46(R)-6 will have on its Statement of Financial Condition.

13. New Accounting Standards (continued)

In June 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. Also, the interpretation provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 will be effective for fiscal periods beginning after December 15, 2006. The Company does not expect that the adoption of FIN 48 will have a material impact on the Statement of Financial Condition of the Company.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on its Statement of Financial Condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159's objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedging procedures. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007, and early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on its Statement of Financial Condition.

14. Related Party Transactions

In the ordinary course of business, the Company contracts with executive search firms in order to hire talented individuals in key positions. During 2006, the spouse of a senior management team member (who was not a Managing Member) represented the Company in significantly all of its personnel placements. The Company owed the spouse's firm, through her employment by Heidrick & Struggles, $262,000 as of December 31, 2006.

END